March 18, 2019

VIA EDGAR

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Co. of New York
RiverSource of New York Variable Annuity Account
Pre-Effective Amendment No.1 on Form N-4
File Nos. 333-229361/ 811-07623
River Source RAVA 5 ChoiceSM Variable Annuity

Dear Mr. Cowan:

On behalf of RiverSource of New York Variable Annuity Account (“Registrant”), the RiverSource Life Insurance Co. of New York (“Company”) is filing electronically Registrant’s Pre-Effective Amendment No.1 (“Amendment 1”) on Form N-4. The purpose of this filing is to incorporate changes made in response to the discussion with the Securities and Exchange Commission staff and delete all references to two contracts in one registration statement. In this Amendment 1 the Registrant retains the RiverSource RAVA 5 Choice Variable Annuity contract. In a separate filing, Registrant will file an initial registration statement, introducing River Source RAVA 5 Advantage® Variable Annuity (offered for contract applications signed on or after April 29, 2019).

The prospectus relating to the above-listed Registration Statement has been marked to show those changes.

If there is anything I can do to expedite review of the enclosed Initial Registration Statement, or if you have any questions or comments, please call me at (612) 678-5337 or Boba Selimovic at (612) 671-7449.

Thank you for your attention to this matter.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel